The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 3, 2006

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 30, 2005

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126385

US$ [•]

Republic of the Philippines

[•]% Global Bonds due [•]

The Republic will pay interest on the global bonds each [•] and [•]. The first interest payment on the global bonds will be made on [•], 2006. The Republic may not redeem the global bonds prior to their maturity. The global bonds will mature at par on [•].

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding certain aspects of default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled “Collective Action Securities” on page 104 of the attached prospectus dated August 30, 2005, the Republic may, among other things, amend the payment provisions of the global bonds and certain other material terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. We have applied to list the global bonds for trading on the EuroMTF, the alternative market of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the global bonds is not conditional on obtaining the listing.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about [•], 2006.

	Per Bond	Total
Price to investors	[•]%	US$ [•]
Underwriting discounts and commissions	[•]%	US$ [•]
Proceeds, before expenses, to the Republic	[•]%	US$ [•]

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Joint Bookrunners

Citigroup	Credit Suisse First Boston	Deutsche Bank Securities	UBS Investment Bank

The date of this prospectus supplement is January [•], 2006

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You should read this prospectus supplement along with the attached prospectus that accompanies it. You should rely only on the information contained or incorporated by reference in this document and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement or the accompanying prospectus, as applicable. Terms used herein but not otherwise defined shall have the meaning given to them in the prospectus that accompanies this prospectus supplement.

INTRODUCTORY STATEMENTS

The Republic accepts responsibility for the information that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Description of the Securities—Description of the Debt Securities—Jurisdiction and Enforceability” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting” on page S-26.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The global bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such global bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Unless otherwise indicated, all references in this prospectus supplement to “Philippine pesos”, “pesos” or “(Peso)” are to the lawful national currency of the Philippines, and those to “dollars”, “US dollars” or “$” are to the lawful currency of the United States of America.

All references in this prospectus supplement to (a) the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) the “Government” are to the national government of the Philippines, (c) the “administration” are to the current administration of President Gloria Macapagal-Arroyo and (d) “Bangko Sentral” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Issuer	Republic of the Philippines.

Bonds	US$ [•][•]% global bonds due [•].

Interest	The global bonds will bear interest at [•]% from [•], payable semi-annually in arrears.

Interest Payment Dates	[•] and [•] of each year, payable to the persons who are registered holders thereof at the close of business on the preceding [•] or [•], as applicable, whether or not a business day. The first interest payment will be made on [•], 2006.

Maturity Date	[•]

Issuer Redemption	The Republic may not redeem the global bonds prior to maturity.

Status of Bonds	The global bonds will be direct, unconditional, unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See “Description of the Securities—Description of the Debt Securities—Status of Bonds” in the accompanying prospectus.

Negative Pledge	With certain exceptions, the Republic has agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public Indebtedness. The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Taxation	The Republic will make all payments of principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required. See “Description of the Securities—Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the global bonds, see “Taxation—United States Tax Considerations” in the accompanying prospectus, and “Taxation—United States Taxation”.

Collective Action Clauses	The global bonds will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled “Collective Action Securities” on page 104 of the attached prospectus dated August 30, 2005, the Republic may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

Cross-Defaults	Events of default with respect to the global bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See “Collective Action Securities—Events of Default: Cross Default and Cross Acceleration” in the accompanying prospectus.

Listing	The Republic is offering the global bonds for sale in the United States and elsewhere where such offer and sale is permitted. The Republic has applied to have the global bonds listed and traded on the EuroMTF in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Form, Denomination and Registration	The global bonds will be issued in fully registered form in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds. See “Description of the Securities—Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Further Issues	The Republic may from time to time, without notice to or the consent of the registered holders of global bonds, issue further bonds which will form a single series with the global bonds. See “Collective Action Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds	The Republic will use the net proceeds from the sale of the global bonds for the general purposes of the Republic, including budgetary support.

Fiscal Agent	JPMorgan Chase Bank, N.A.

Governing Law	The fiscal agency agreement and the global bonds will be governed by and interpreted in accordance with the laws of the State of New York. The laws of the Republic will govern all matters governing authorization and execution of the global bonds by the Republic.

USE OF PROCEEDS

The Republic will use the net proceeds from the sale of the global bonds for the general purposes of the Republic, including budgetary support.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the accompanying Prospectus dated August 30, 2005.

Recent Political Developments

Impeachment Proceedings Against President Arroyo

On September 6, 2005, the House of Representatives voted to uphold a decision of the House Committee on Justice to reject the pending impeachment complaints against President Arroyo. The House vote was 158 for and 51 against, with six abstentions. On August 31, 2005, the House Committee on Justice had voted in effect to dismiss all impeachment complaints previously filed; however, an impeachment complaint could have still proceeded to the Senate for trial if at least 79 representatives from the 236-member House of Representatives voted against the House Committee’s decision. After the House decision several cases were filed with the Supreme Court questioning the constitutionality of such decision but none have been successful. There have been media reports that opposition parties, including former members of the military, continue to call for President Arroyo’s resignation.

Proposed Amendments to the Constitution

Following President Arroyo’s State of the Nation address on July 25, 2005 in which the President called for the adoption of a parliamentary federal form of government, the President created a 55-member Consultative Constitutional Commission to recommend amendments to the 1987 Constitution. The commission submitted its proposal to President Arroyo on December 15, 2005 which the President transmitted to Congress for consideration in 2006. The proposed amendments include replacing the 2007 elections with a transition government in 2006 comprising an interim parliament and an elected interim prime minister who would share power with President Arroyo until 2010.

Expanded Value-Added Tax Law

On September 1, 2005, the Supreme Court upheld the constitutionality of the expanded value-added tax law passed in June 2005. After the imposition of a temporary restraining order imposed by the Supreme Court on July 1, 2005, the September 1, 2005 decision was declared final and the temporary restraining order was lifted on October 18, 2005 and the expanded value-added tax law was implemented on November 1, 2005. The expanded value-added tax law contains a provision by which the President will be required to raise the expanded value-added tax from 10% to 12% on February 1, 2006 if either of two conditions is satisfied: (i) the value-added tax to GDP ratio in 2005 is more than 2.8%; or (ii) the Government deficit to GDP ratio is more than 1.5%. In 2004, the value-added tax to GDP ratio was 1.7%, while the deficit to GDP ratio was 3.9%.

Abu Sayyaf and Moro Islamic Liberation Front

Heavy fighting between the Armed Forces of the Philippines (“AFP”) and the Abu Sayyaf guerrilla group, which the Government holds responsible for a series of bombings and raids in the southern region of Mindanao and elsewhere, continues. The Government has reiterated its policy of not negotiating with terrorist organizations, including the Abu Sayyaf. The Moro Islamic Liberation Front (“MILF”), the largest Muslim separatist group in the Philippines, continues to condemn such attacks.

Peace negotiations between the Government and the MILF were held on September 15 and 16, 2005 in Malaysia. The talks focused on ancestral domain issues in Mindanao. In preparation for further negotiations, the Government has held briefings internally as well as with groups of Moro and indigenous peoples concerning the status of the MILF peace talks. The next round of formal peace negotiations is scheduled for January 2006 in Malaysia. There have been media reports of the Southern Command of the military alleging that the MILF has been recruiting and training over 4,000 new members in violation of the cease-fire. The MILF has repeatedly denied recruiting new members and the cease-fire remains in effect.

Communists and Affiliated Groups

Officials of the National Democratic Front (“NDF”), a political organization closely aligned with Communist rebels in the Philippines, and representatives of the Government commenced informal meetings in Oslo, Norway on August 28, 2005. Effective September 3, 2005, the Government withdrew its suspension of immunity guarantees to the NDF in an effort to resume formal peace talks. On September 5, 2005 the Government announced the resumption of formal talks scheduled for October 2005, the commitment of the parties to all previous agreements reached during the course of various negotiations since The Hague Joint Declaration of 1992, the Government’s withdrawal of the suspension of immunity guarantees, and an agreement to implement a nationwide joint ceasefire during and in connection with the formal peace negotiations.

On September 8, 2005 the NDF issued a statement denying the agreements reached during the Oslo informal meetings and requiring the Government to satisfactorily address certain issues raised by the NDF before formal talks can resume. Despite the Government’s attempt to implement the agreements from the Oslo talks, the NDF reiterated their denial of the agreements several times in September 2005. In light of the NDF’s position effectively withdrawing from the peace negotiations, the Government issued a notice to the NDF on October 5, 2005 announcing the suspension of immunity guarantees with immediate effect. The Government plans to continue to pursue a peaceful outcome in its dispute with the NDF.

Government Expropriation of NAIA Terminal 3

On December 20, 2005, the Supreme Court ordered the Government to make a down payment of (Peso)3.2 billion to the Philippine International Air Terminals Company (“Piatco”), the private consortium contracted to build the Ninoy Aquino International Airport (NAIA) Terminal 3 from whom the Government took possession of the terminal in December 2004. The Supreme Court upheld a lower court ruling from January 4, 2005 directing the Government to compensate the consortium for its investments in the terminal. The Government has filed a motion for reconsideration appealing the Supreme Court’s decision. International arbitration cases separately filed against the Government by Piatco and German developer, Fraport AG, remain pending.

Relationship with the IMF

In November 2005, the IMF completed its most recent review of the Philippine economy. The IMF noted that significant economic reforms have been made since the new administration took office in 2004, particularly with respect to the implementation of the expanded value-added tax law and the commitment to raise the value-added tax rate on February 1, 2006. The IMF also noted a number of risks to the Republic’s economic outlook, including the possibility of decreases in foreign demand for Philippine exports (in particular due to increased competition in the electronics sector), inflationary pressures from any further increases in oil prices, avian flu and adverse developments in the international capital markets.

Recent Economic Developments

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2003	2004	2005
GDP growth (%)	4.6	6.1	4.6	(1)
GNP growth (%)	5.2	6.2	5.4	(1)
Inflation rate (%)	3.5	6.0	7.7	(2)
Unemployment rate (%)
Old definition(3)	11.4	11.8	—
New definition	—	—	7.4	(4)
91-day T-bill rate (%)	6.0	7.3	6.1
External position
Balance of payments ($ million)	115	(280)	2,730	(1)
Trade-in-goods balance/GNP (%)	(1.5)	(7.3)	(8.1	)(1)
Export growth (%)	2.8	9.0	3.6	(1)
Import growth (%)	6.3	9.9	6.9	(1)
External debt(5) ($ billion)	57.4	54.8 (6)	55.5	(7)
International reserves
Gross ($ billion)	17.1	16.2	18.1	(8)
Net ($ billion)	14.1	14.6	17.3	(8)
Months of retained imports	4.7	4.1	4	(9)
Domestic credit growth (%)	4.7	7.1	(4.6	)(9)

1	First nine months of 2005.
2	Average for January to November 2005.
3	Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant years.
4	As of October 2005. In April 2005, a new definition of employment was adopted. The old definition of unemployment included all persons at least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are also available for work.

5	Includes Bangko Sentral obligations, public sector debt whether or not guaranteed by the Government and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”).
6	Beginning in 2004, Bangko Sentral revised its accounting methodology to exclude resident-to-resident accounts.
7	As of September 2005.
8	As of November 2005.
9	First eleven months of 2005.
10	As of October 2005.

GNP/GDP

For the nine months ended September 30, 2005, GNP grew by 5.4% and GDP grew by 4.6% compared to 6.5% and 6.3% growth in GNP and GDP, respectively, for the nine months ended September 30, 2004 (at constant 1985 prices). GDP growth for the nine months ended September 30, 2005 incorporates revised second quarter growth for 2005 of 5.2% from previously released data of 4.7% second quarter growth for 2005.

In the third quarter of 2005, the Republic’s GDP growth was 4.1% compared to growth of 6.2% in the third quarter of 2004. The slowdown in growth in the third quarter of 2004 compared to the third quarter of 2005 was primarily caused by rising inflation levels due to high petroleum prices and weak demand for Philippine electronics exports.

The Republic’s GNP, grew by 6.5% in the third quarter of 2005 compared to growth of 5.7% in the third quarter of 2004. GNP growth in the third quarter of 2004 compared to the third quarter of 2005 was primarily caused by rising net factor income from abroad, which grew 38.7% in the third quarter of 2005 compared to a decline of 0.9% in the third quarter of 2004.

Agriculture, Fishery and Forestry

The agriculture, fishery and forestry sector grew by 1.1% in the first nine months of 2005 compared to 6.5% in the first nine months of 2004. The agriculture subsector grew 1.1% in the third quarter of 2005 compared to growth of 7.7% in the third quarter of 2004. A leading contributor to the decrease was a 7.1% decline in palay production in the third quarter of 2005 compared to 17.9% growth in the third quarter of 2004 due to damage from pests, diseases in the Western Visayas and unfavorable weather conditions, including rainfall shortage and three tropical cyclones and heavy rains in the Bicol region. Sugarcane production declined by 14.1% in the third quarter of 2005 compared to a decline of 3.4% in the third quarter of 2004. Fears of bird flu in 2005 also weakened the poultry sector. The fisheries subsector expanded by 5.7% in the third quarter of 2005 compared to 8.6% growth in the same period in 2004 driven by aquaculture and increased seaweed production. Forestry decelerated to a decline of 28.8% in the third quarter of 2005 compared to growth of 9.7% in the third quarter of 2004, due to the continued suspension of logging permits throughout the country.

Industry

The industry sector grew by 4.6% in the first nine months of 2005 compared to 4.5% in the first nine months of 2004. Growth from the mining and quarrying subsector was 3.2% in the third quarter of 2005 compared to a 4.8% decline in the third quarter of 2004 primarily due to increased production of crude oil, copper, gold, and other metallic minerals due to an increase in local demand and rising metal prices in the global market. Construction declined by 3.0% in the third quarter of 2005 compared to 7.0% growth in the third quarter of 2004 due mainly to a slowdown in public and private construction activities. Increases in construction material prices as well as delays in the delivery of construction materials due to Hurricane Katrina contributed to the slower growth in construction activities. Growth from the electricity, gas and water subsector was 1.8% in the third quarter of 2005 compared to 3.7% growth in the third quarter of 2004. The slowdown in the utilities sector can be traced to energy conservation efforts in the private and public sectors caused by increased energy prices. The manufacturing subsector grew 5.5% in the third quarter of 2005 compared to 4.2% growth in the third quarter of 2004 primarily due to an increase in domestic demand for manufactured goods and an increase in products manufactured for export such as furniture and fixtures, metal industries, textile and petroleum products. Electrical machinery grew at a slower pace due to a decrease in global demand.

Services

The services sector grew by 6.1% in the first nine months of 2005 compared to 7.5% in the first nine months of 2004. The transportation, communication and storage subsector grew by 5.2% in the third quarter of 2005 compared to 5.2% growth in the third quarter of 2004. The trade subsector grew by 4.9% in the third quarter of 2005 compared to 7.8% growth in the third quarter of 2004. The finance subsector grew by 15.6% in the third quarter of 2005 compared to 9.0% in the third quarter of 2004. The growth in the finance subsector was related to the declining ratio of nonperforming loans to total loans, higher interest income from securities and fee income from increased OFW remittances. The ownership of dwellings and real estate subsector grew by 4.2% in the third quarter of 2005 compared to 6.9% in the third quarter of 2004. The private services subsector grew by 3.1% in the third quarter of 2005 compared to 6.8% in the third quarter of 2004. The decreased growth in private services is attributed to a slowdown across the subsector and the decline in educational services. Government services declined by 1.1% in the third quarter of 2005 compared to 3.0% in the third quarter of 2004 due to a governmental program of controlled spending.

Income from Abroad

Net factor income from abroad, which is a component of GNP but not included in GDP, grew 15.2% for the first nine months of 2005 compared to 8.4% for the first nine months of 2004. In the third quarter of 2005, net factor income from abroad grew 19.7% compared to 5.1% growth for the same period in 2004 due to higher earnings attributable to the deployment of higher skilled workers, an increase in the number of Philippine workers overseas and improved remittance transfer services provided by commercial banks.

Inflation

For January 2005 to November 2005, inflation measured using the 2000 CPI basket averaged 7.7%. Year-on-year inflation was 7.1% in November 2005 compared to 7.0% in October 2005. Inflation rates for food, beverages and tobacco and services registered increases from October 2005 to November 2005. However, inflation rates of other major commodity groups such as housing and repairs and fuel, light and water declined from October 2005 to November 2005. Although the Government has until recently reported inflation figures based on both the 1994 CPI basket and the 2000 CPI basket, the 2000 CPI basket has been the only official measure for inflation since January 2005.

In October 2005, the Producer Price Index for the manufacturing sector increased by 13.7% from a year earlier. Major sectors that showed significant increases in the Producer Price Index were petroleum products, machinery (excluding electrical), publishing and printing, basic metals and electrical machinery. The Producer Price Index rose by 3.1% from September to October 2005. Sectors which posted the highest month-on-month increases in the Producer Price Index were petroleum products, electrical machinery, machinery excluding electrical, transport equipment, textiles, basic metals, non-metallic mineral products and rubber products.

Employment

In April 2005, the Government adopted a new definition of employment. The old definition of unemployment included all persons at least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are also available for work. Using the new definition of unemployment, the unemployment rate was 7.4% in October 2005, a decrease from 7.7% in July 2005 but an increase from 7.1% in October 2004. (Under the old methodology, these unemployment rates would have been 10.3, 10.9 and 10.9 for October 2005, July 2005 and October 2004, respectively.)

The labor force participation rate declined from 66.5% in October 2004 to 64.8% in October 2005 of the population 15 years old and over. In Metro Manila, where approximately 13.8% of the country’s labor force is located, the unemployment rate in October 2005 was 13.7%, the highest in the country.

Balance of Payments

The Republic’s balance of payments recorded a surplus of US$2.7 billion for the first nine months of 2005, compared to a deficit of US$178 million in the first nine months of 2004.

Current Account

The current account recorded a surplus of US$1.2 billion for the first nine months of 2005, compared to a surplus of US$584 million in the first nine months of 2004. The expansion of the current account surplus in the first nine months of 2005 as compared to the same period in 2004 was mainly attributed to increases in OFW remittances.

Goods Trade. The trade-in-goods account recorded a deficit of US$6.1 billion for the first nine months of 2005, compared to a deficit of US$4.8 billion in the first nine months of 2004. The growth in the trade-in-goods account deficit resulted from a 6.9% expansion of imports in goods compared to a 3.6% expansion in exports of goods. The nine-month cumulative levels of exports and imports of goods amounted to US$29.3 billion and US$35.4 billion, respectively, in 2005. The growth in exports of goods was due to higher shipments of garments and machinery and transport equipment and modest growth in electronics during the first nine months of 2005. Growth in imports was due to higher purchases across most commodity groups, particularly mineral fuels and lubricants, raw materials and intermediate goods and consumer goods.

Electronics exports increased in the third quarter of 2005 to US$7.3 billion, up 3.5% as compared to last year’s level of US$7.1 billion. The third quarter’s expansion was attributed in large part to increased exports of other digital monolithic (137.8%), electrical machineries and equipment (55.0%) and input/output peripheral units (15.6%), which negated a contraction in exports of semiconductor devices. Additionally, garment exports rebounded in the third quarter of 2005 with a 6.1% improvement to US$673 million from the year-ago level of US$634 million. This was a reversal from the contraction of 2.7% in the same period last year. As a result, total exports for the first three quarters of 2005 equaled US$1.7 billion, a 2.4% increase from the previous year.

The nine-month period ended September 30, 2005 saw the procurement of capital goods contract 2.1% to US$6.5 billion, mainly because of the decline in purchases of telecommunications equipment as well as office and EDP machines compared to the levels seen in 2004. Imports of raw materials and intermediate goods reached US$7.4 billion in the third quarter of 2005, up by 8.6% from last year’s level. This expansion was due to the rise in purchases of certain products, including (i) materials and accessories for the manufacture of electronics exports; (ii) semi-processed raw materials such as chemical compounds, artificial resins and medicinal and pharmaceutical chemicals; (iii) manufactured goods such as iron & steel and textile yarn and fabric; and (iv) embroideries. The substantial increase in imports of mineral fuels and lubricants in the third quarter of 2005 to US$1.8 billion was caused by the continuing increase in world oil prices during the quarter. The 54.0% increase was mostly due to the combined effects of the increase in the average price and volume of petroleum crude imports. In particular, imports of petroleum crude rose by 96.7% to US$1.2 billion as the average price of crude oil climbed to US$55.04 per barrel from US$38.89 per barrel during the period. Volumes also increased to 21.84 million barrels from 15.71 million barrels during the quarter in review. These developments led to the 40.9% increment in imports of mineral fuels and lubricants in the nine months of the year to US$4.9 billion. Imports of consumer goods reached US$884 million in the third quarter of the year, triggered by the rise in purchases of both durable and non-durable goods. This caused total consumer goods purchased during the first nine months of 2005 to rise by nearly 20% to US$2.7 billion.

Services Trade. The trade-in-services account recorded a deficit of US$984 million for the first nine months of 2005, compared to a deficit of US$1.3 billion in the first nine months of 2004. This translates into a 24.5% improvement in trade-in-services during the first nine months of 2005 compared to the same period in the previous year. These improvements were largely the result of higher net inflows of travel, communication, construction, and computer and information services as well as passenger transportation services, coupled with lower net outlays for transportation, other business services, royalties and fees and financial services.

Income. The income account recorded a deficit of US$377 million for the first nine months of 2005, compared to a deficit of US$184 million in the first nine months of 2004. The higher year on year deficit developed due to two factors: (1) higher net outlays of dividends and profits to direct investors and (2), increased interest payments by the Government on its bond issuances. A 7.1% improvement in the compensation income of resident OFWs failed to offset the 15.0% increase in the investment income account deficit during the first nine months of 2005.

Current Transfers. The current transfers account recorded a surplus of US$8.6 billion for the first nine months of 2005, compared to a surplus of US$6.9 billion in the first nine months of 2004. This improvement of 25.5% from the same period in the previous year can be attributed to higher OFW remittances. OFW remittances in the current transfers account amounted to US$7.9 billion in the first nine months of 2005 as compared to US$6.2 billion in the first nine months of 2004. This increase was the result of inflows from higher-paid land-based OFWs. Moreover, the introduction of enhanced methods of money transfer and the establishment of additional remittance centers further increased OFW remittance inflows through formal channels. Based on the National Statistics Office Survey on Overseas Filipinos in 2004, 81.0% of the total inflows of OFW remittances passed through the banking system compared to 73.0% in 2003.

Capital and Financial Account

The net inflow in the capital and financial account amounted to a surplus of US$2.3 billion for the first nine months of 2005, reversing the deficit of US$407 million recorded during the first nine months of 2004. The reversal resulted from the recovery of the portfolio investment account combined with higher direct investment inflows.

Direct Investments. The net inflow in the direct investments amounted to a surplus of US$756 million in the first nine months of 2005, reversing the deficit of US$39 million recorded during the first nine months of 2004. This improvement is attributed to the combined effects of an increase in equity investments in the Philippines by non-residents and a decrease in equity investments overseas. The bulk of non-resident investors were from the U.S., Japan, Germany, Hong Kong and Malaysia. Absorbing the stream of inflows were the following sectors: manufacturing (sound and video apparatus, telecommunications, copper smelting); retail/merchandising, other services (call centers, internet access and email accounts), real estate and financial intermediation.

Portfolio Investments. The net inflow in portfolio investments amounted to a surplus of US$3.2 billion in the first nine months of 2005, reversing the deficit of US$902 million recorded during the first nine months of 2004. This reversal is attributable to increased investments in equity securities and subscriptions to Government bond issuances by non-residents.

Financial Derivatives. The net outflow in financial derivatives amounted to a deficit of US$8 million in the first nine months of 2005, compared to a deficit of US$20 million recorded during the first nine months of 2004. Settlement by Philippine residents of forward and swap transactions entered into with non residents resulted in decreased losses for the indicated periods.

Other Investments. The net outflow in other investments amounted to a deficit of US$1.7 billion in the first nine months of 2005, compared to a surplus of US$567 million in the first nine months of 2004. The deficit was caused by increased currency and deposit placements abroad by domestic private entities and higher public sector loan repayments.

International Reserves

Bangko Sentral’s gross international reserves stood at US$18.1 billion as of November 30, 2005, reflecting an increase of 11.3% compared to gross international reserves of US$16.2 billion as of December 31, 2004 and a decrease of 0.05% from the October 31, 2005 level (also approximately US$18.1 billion). Gross international reserves as of November 30, 2005 were adequate to cover approximately 4.0 months of imports of goods and payments of services and income. This level was 3.0 times the Republic’s short-term external obligations based on original maturity and 1.6 times based on residual maturity.

The rise in reserves was due mainly to inflows from the net deposits of the Government from its global bond issues, program and project loans, and from the BSP’s foreign exchange operations and income from investments abroad. These inflows were partly offset by payments to maturing foreign exchange obligations of the Bangko Sentral and the Government.

As of November 30, 2005, Bangko Sentral’s net international reserves (inclusive of revaluation of reserve assets and reserve-related liabilities) stood at US$17.3 billion, higher than the US$14.6 billion as of December 31, 2004.

Peso/US$ Exchange Rate

As of January 3, 2006, the peso to US dollar exchange rate was (Peso)52.903 per US dollar, compared to (Peso)53.067 per US dollar on December 29, 2005 and (Peso)56.27 per US dollar on December 29, 2004. The increase in the relative value of the peso was due to sustained dollar inflows from overseas remittances and overall positive sentiment in the market due to the improvement in the Government’s fiscal position and the implementation of the expanded value-added tax law on November 1, 2005.

Philippine Securities Market

As of January 3, 2006 the Philippine Stock Exchange composite index closed at 2109.79, compared to a close of 2096.04 on December 29, 2005 and a close of 1822.8 on December 29, 2004. The Philippine Dealing and Exchange Corporation registered a trading volume of (Peso)1.9 billion for government securities among its participant banks as of December 29, 2005.

Money Supply

The Republic’s money supply, as measured by domestic liquidity (M3), was (Peso)2.25 trillion as of October 2005, reflecting year-on-year growth of 14.1%. The increase was attributed to an increase in Bangko Sentral’s foreign exchange position caused mainly by capital inflows.

On September 22, 2005, the Monetary Board of Bangko Sentral increased its overnight borrowing rate (RRP) from 7.0% to 7.25% and increased its overnight lending rate (RP) from 9.25% to 9.5%. On October 20, 2005, the Monetary Board of Bangko Sentral increased its RRP from 7.25% to 7.5% and increased its RP from 9.5% to 9.75%. The Monetary Board noted that the increase in the policy rates was intended as a response to inflationary pressures from rising oil prices and other supply-side factors. The overnight RRP and RP rates currently stand at 7.5% and 9.75%, respectively.

Commercial bank lending rates averaged 10.1% in January to November 2005.

Banking System Non-Performing Loans

As of the end of October 2005, the non-performing loan (“NPL”) ratio of universal and commercial banks stood at 9.6%, compared with 14.2% for the same period in the previous year. Banks’ efforts to reduce the levels of problem accounts through improved collection, loan settlements, foreclosures and transfers to special purpose vehicles brought the NPL ratio to single-digit levels. In addition, there is a proposal for the Monetary Board to allow banks to enter into joint ventures with real estate developers as an alternative means to dispose of non-performing assets.

Monetary Regulation and Financial Sector Reforms

On December 19, 2005, the Monetary Board of the BSP lifted the existing moratorium on the establishment of bank branches and other banking offices. The new regulations are aimed primarily at enhancing competition and the accessibility of banking services in underserved areas. Under the new guidelines, banks that meet the qualification requirements may establish branches anywhere in the Philippines except in selected areas of Metro Manila which the BSP has determined are adequately served by existing banking offices.

Congress is considering a proposal to amend the SPV Act, which provides the legal framework for the creation of private asset management companies to relieve the banking system’s non-performing assets (“NPAs”) and which expired in April 2005. The proposal extends the application period for registering special purpose vehicles by an additional two years and broadens the coverage of NPAs that may be transferred with tax and fee privileges. The extension of the incentives is intended to encourage financial institutions to continue to transfer NPAs to private asset management companies, allowing increased lending from the banking system.

Revenues and Expenditures

The following table sets out actual Government revenues and expenditures for the period from January to November 2004 and 2005, as well as programmed revenues and expenditures for the period from January to November 2005.

	Jan-Nov 2004	Jan.-Nov. 2005		Growth Rate (%)
	Actual	Program	Actual
	In million Pesos except percentages
Revenues	637,492	718,646	733,716	15.1
Tax Revenues	546,842	647,461	629,661	15.1
Bureau of Internal Revenue	427,106	501,188	491,378	15.0
Bureau of Customs	112,553	138,665	130,388	15.8
Other Offices	7,203	7,608	7,895	9.6
Non-Tax Revenues	90,630	71,185	104,055	14.8
Bureau of Treasury	56,040	33,896	66,043	17.8
Others	34,179	37,289	35,551	4.0
of which, Fees & Charges	17,333	27,859	18,076	4.3
of which, Marcos wealth	8,854	9,430	7,300	(17.6)
Grants	72	0	81	12.5
Privatization	339	0	2,380	602.1
Expenditures	797,712	879,133	856,547	7.4
of which, Interest Payments	245,163	288,895	286,376	16.8
Surplus/(Deficit)	(160,220)	(160,487)	(122,831)	(23.3)

Source: Department of Finance; Department of Budget and Management

The Government’s fiscal deficit was (Peso)122.8 billion for the first 11 months of 2005 compared to (Peso)160.2 billion for the first 11 months of 2004, and compared to the 11-month deficit program of (Peso)160.5 billion and the program of (Peso)180.0 billion for the year ended December 31, 2005.

Total Government revenues for the first 11 months of 2005 were (Peso)733.7 billion compared to (Peso)637.5 billion for the first 11 months of 2004, reflecting a 15.1% increase in revenues. Bureau of Internal Revenue (“BIR”) collections for the first 11 months of 2005 were (Peso)491.4 billion, a 15% increase from BIR collections of (Peso)427.1 billion of in the same period for 2004. Bureau of Customs (“BOC”) collections were (Peso)130.4 billion in the first 11 months of 2005 compared to (Peso)112.6 billion for the first 11 months of 2004 reflecting a 15.8% increase in BOC revenues. Other tax revenues accounted for (Peso)7.9 billion in the first 11 months of 2005 compared to (Peso)7.2 in the first 11 months of 2004, respectively. Income from the Department of Treasury accounted for (Peso) 66.0 billion in the first 11 months of 2005 compared to (Peso)56.0 for the same period in 2004.

For the first eleven months of 2005, total Government expenditures were (Peso)856.5 billion (of which (Peso)245.2 billion were interest payments), or (Peso)22.6 billion below the program and 7.4% higher than Government expenditures of (Peso)797.7 billion (of which (Peso)286.4 billion were interest payments) for the same period in 2004. The increase in expenditures was primarily due to a 16.8% increase in interest payments attributed to new borrowings to finance the deficit in addition to maturing obligations.

2006 Budget

On August 24, 2005, President Arroyo submitted the Administration’s proposed 2006 budget to Congress. The proposed 2006 budget includes (Peso)1.05 trillion in appropriations, 14.7% more than the (Peso)918.6 billion in the most recently revised 2005 budget. Increases in spending for the proposed 2006 budget are focused on education, transportation, digital infrastructure and anti-poverty projects. The proposed 2006 budget is based on projected GDP growth of 5.7 to 6.3%, an inflation rate of 7.5%, and an increase of 11% in imports from 2005 to 2006.

As of December 31, 2005, the general appropriations bill was not yet submitted to the Senate, and the House of Representatives declared that the Government would have to operate under a reenacted 2005 budget for the first few months of 2006. The earliest time which the House of Representatives can resume consideration of the 2006 budget is when the next session of Congress opens on January 16, 2006.

External Debt

The Republic’s outstanding external debt approved by or registered with Bangko Sentral was US$55.5 billion as of end-September 2005, reflecting a decrease of US$567 million or 1.0% from US$56.0 billion recorded in June 2005. External debt recorded a decrease of US$130 million or 0.2% from US$55.6 billion as at September 30, 2004. The decline in external debt during the third quarter resulted largely from negative foreign exchange revaluation adjustments as the U.S. dollar strengthened compared to the Japanese yen and from the increase in residents’ investments in Philippine bonds.

The Republic’s external debt ratio, or total outstanding external debt as a percentage of aggregate output or GNP, was estimated at 55.5% as of September 2005, a decrease of 4.8 percentage points from 60.3% a year ago.

The Republic’s external debt service ratio, or total principal and interest payments as a percentage of total exports of goods and receipts from services and income, was estimated at 14.1% as of the end of the third quarter, reflecting a decrease from the 14.7% level a year ago.

Medium- to long-term debt with original tenors of more than one year, accounts represented 89% of total external debt. Such loans had a weighted average maturity of 17.4 years. Public sector borrowings had a longer average term of almost 20 years, compared to 10.5 years in the private sector.

The Republic has an expected funding requirement of approximately $3.9 billion for calendar year 2006, of which approximately $800 million is expected to come from official development assistance funding and approximately $3.1 billion is expected to be raised in public debt markets in foreign currencies. The majority of the public debt funding is expected to be raised in two transactions, one denominated in U.S. dollars and one denominated in Euros.

Public Sector Debt

As of June 2005, outstanding public sector debt was recorded at (Peso)5,483 billion, an increase of (Peso)33.8 billion from (Peso)5,449 billion in March 2005. The public sector debt as a percentage of GDP decreased to 107.9% as of June 2005, compared to 110.1% as of March 2005.

Total Government debt, including intra-sector debt holdings, represents 73% of total public sector debt. Total Government debt reached (Peso)3,891 billion, equivalent to 76.5% of GDP. It rose by 0.6% from (Peso)3,869 billion as of March 2005 due to the combined effects of net issuance of government securities, net depreciation of the peso, the movement of third currencies against the US dollar and net repayments.

The debt of social security institutions was recorded at (Peso)11.4 billion as of June 2005, an increase of (Peso)3.9 billion from the March 2005 level of (Peso)7.5 billion. This increase was mainly due to the (Peso)3 billion increase in deferred credits of the Government Service Insurance System.

The debt of 14 monitored non-financial government corporations was recorded at (Peso)1,516 billion as of June 2005, an increase of (Peso)23.8 billion from the March 2005 level of (Peso)1,492 billion. The growth was attributed to the combined increase in liabilities by most of the 14 monitored non-financial government corporations, with the National Power Corporation (“NPC”) and the National Food Authority (“NFA”) registering increases of (Peso)14.6 billion and (Peso)10.3 billion, respectively. The rise in NPC debt was triggered by the deferred credits from net advances of Bureau of the Treasury for debt servicing of foreign loans. Rice imports caused the escalation of NFA obligations.

The financial public sector recorded a debt of (Peso)1.5 trillion, including intrasector debt holdings. This debt increased by 6.2% from the March 2005 level primarily due to the rise in open market operations of the BSP and growth in the deposit liabilities of the Development Bank of the Philippines and the Landbank of the Philippines.

Dispute with Meralco

There have been recent media reports that the Government is reviewing a 2003 settlement agreement between Meralco and NPC whereby Meralco’s debt was reduced to (Peso)20.5 billion from NPC’s original claim of (Peso)42 billion arising from reduced electricity purchases from NPC beginning in 2002. The Government is still in the process of reviewing its options in relation to the NPC claim against Meralco and has stated that it will not speculate on potential action until a final decision has been made, after all options have been considered.

National Power Corporation’s Privatization

National Power Corporation’s generation assets are being privatized by the Power Sector Assets and Liabilities Management Corporation (“PSALM”) through an open and transparent public bidding process, which began, with respect to certain generation assets, in 2003. As of December 31, 2005, PSALM had successfully bid out five hydroelectric power plants with total capacity of 8.5 MW and the 600-MW coal-fired Masinloc power plant and transferred the assets of these plants to the winning bidders, except in the case of Masinloc. The Government has secured all the necessary conditions precedent to the closing of the sale of Masinloc, including the consent of its creditors for the transfer and sale of the asset. Consistent with the asset purchase agreement, PSALM has since asked the winning bidder YNN Pacific Consortium to pay on or before March 31, 2006 the US$222 million upfront payment for the power plant.

PSALM had hoped to successfully bid out 19 power plants in 2005. However, none of these bids have successfully been completed. The auction for the 600-MW coal-fired Calaca power plant scheduled for June 2005 was cancelled following the withdrawal of two of the three bidders. Consistent with its bidding rules and procedures, PSALM will conduct a second round of bidding for the Calaca facility in the first quarter of 2006.

PSALM is also in the process of privatizing the assets of the National Transmission Corporation (“Transco”) including its unsold sub-transmission assets through a concession agreement. The sub-transmission assets will be operated and maintained by the concessionaire until their sale to qualified distribution utilities. Transco has signed 15 lease purchase contracts for sub-transmission assets, but delays in ERC approval of the contracts have prevented the Government from closing the contracts and turning the assets over to the buyers.

DESCRIPTION OF THE GLOBAL BONDS

General

The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as supplemented by a supplement to the fiscal agency agreement dated February 26, 2004, between the Republic and JPMorgan Chase Bank, N.A., as fiscal agent. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The following statements are subject to the provisions of the fiscal agency agreement, the supplement to the fiscal agency agreement and the global bonds. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-113450. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The global bonds will:

•	bear interest at [•]% from the settlement date;

•	mature at par on [•];

•	pay interest on [•] and [•]of each year. The first interest payment will be made on [•], 2006 in respect of the period from (and including) [•] to (but excluding) [•], 2006; and

•	pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding December 31 or June 30 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” the Republic may, among other things, amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the section entitled “Collective Action Securities” on page 104 of the accompanying prospectus dated August 30, 2005.

The Republic has applied to the EuroMTF, the alternative market of the Luxembourg Stock Exchange, for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Book Entry

The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers’ securities accounts with DTC.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Securities—Description of the Debt Securities—Global Securities—Registered Ownership of the Global Security”), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the EuroMTF and the rules of the Luxembourg Stock Exchange so require).

The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

•	ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

•	transmit to the Republic any notices from holders of any of the global bonds.

If the global bonds are accepted for listing on the EuroMTF, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, which shall initially be J.P. Morgan Bank Luxembourg S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the EuroMTF, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the d’Wort.

Redemption and Sinking Fund

The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal, and premium, if any, or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds.

The fiscal agency agreement and the supplement to the fiscal agency agreement are not required to be qualified under the US Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplement to the fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

Notices

All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements.

In connection with the application to list the global bonds on the EuroMTF, the Republic expects to undertake that so long as the global bonds are listed on the EuroMTF, all notices also will be published in Luxembourg in the d’Wort. If the Republic cannot, for any reason, publish notice in the d’Wort, it expects to choose an appropriate alternate English language newspaper of general circulation in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT

The Depository Trust Company (“DTC”), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to JPMorgan Chase Bank, N.A., a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A., as depositary for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositaries”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

The Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the US Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Settlement among DTC participants. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Settlement among Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clear-stream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Settlement between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Settlement between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

General

The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

Effect of Holding Global Bonds. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

Documentary Stamp Taxes. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the global notes, is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Taxation

For a description of certain United States tax aspects of the global bonds, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated [•], 2006 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., and UBS AG. In the underwriting agreement, the Republic has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of US$[•]. Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

Underwriters	Principal Amount
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 United States of America	[•]

Credit Suisse First Boston LLC Eleven Madison Avenue New York, New York 10010 United States of America	[•]

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 United States of America	[•]

UBS AG 52/F Two International Finance Centre 8 Finance Street Central, Hong Kong	[•]

Total	[•]

The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

The Republic has agreed to indemnify the underwriters against liabilities under the US Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

The Republic estimates that its out-of-pocket expenses for this offering will be approximately US$[•]. The underwriters have agreed to reimburse the Republic for certain of its expenses.

Commissions and Discounts

The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements (including this supplement) will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

UK Selling Restrictions

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the global notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong Selling Restrictions

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any global bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the global bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore Selling Restrictions

This prospectus supplement and the prospectus to which it relates have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, the global bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement and the prospectus to which it or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such global bonds be circulated, directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the SFA, (b) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each underwriter has represented, warranted and agreed to notify (whether through the distribution of this prospectus supplement and the prospectus to which it relates or any other document or material in connection with the offer or sale or invitation for subscription of purchase of such global bonds or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased such global bonds from and through such underwriter, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the global bonds under Section 275 of the SFA except (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Japan Selling Restrictions

The global bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”), and each underwriter has not and will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except in compliance with all the applicable laws and regulations of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, the Republic may be required to file a report in connection with the issuance or offering of global bonds in Japan or the issuance or offering outside Japan of global bonds denominated or payable in Yen with the Ministry of Finance of Japan (the “MOF”) within a limited period of time after the issue of the global bonds. Each underwriter is required to provide any necessary information on sales of global bonds in Japan to the Republic (which shall not include the names of the purchasers thereof) so that the Republic may make such reports to the MOF.

Republic of the Philippines Selling Restrictions

The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions of the said Code before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

Republic of Italy Selling Restrictions

No solicitations in connection with the global bond offering will be made in Italy by any party, including the underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds or the global bond offering will be distributed in Italy. No global bonds will be offered, sold or delivered in Italy.

Settlement and Delivery

The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Relationship of Underwriters with the Republic

The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

LEGAL MATTERS

The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to US federal law and New York State law by Allen & Overy. Certain matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, United States counsel for the underwriters, as to matters of US and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de Los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

GENERAL INFORMATION

1. The global bonds have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The International Securities Identification Number is US[•], the CUSIP number is [•], and the Common Code number is [•].

2. The issue and sale of the global bonds was authorized by the Special Authority signed by the President of the Republic dated July 28, 2005.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the global bond offering since August 30, 2005.

4. Application has been made to list the global bonds on the EuroMTF. Copies of the following documents will, so long as any global bonds are listed on the EuroMTF, be available for inspection during usual business hours at the specified office of J.P. Morgan Bank Luxembourg S.A. in Luxembourg:

•	copies of the Registration Statement, which includes the fiscal agency agreement, the supplement to the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•	the Special Authority signed by the President of the Republic dated July 28, 2005 and the resolution of the Monetary Board of Bangko Sentral adopted on December 28, 2005, authorizing the issue and sale of the global bonds.

In addition, so long as the global bonds are outstanding or listed on the EuroMTF, copies of the Philippines’ economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, if any, the fiscal agency agreement and the supplement to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent.

5. J.P. Morgan Bank Luxembourg S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the EuroMTF and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.